Filed pursuant to General Instruction II.K to
Form F-9, File No. 333-130306

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	March 28, 2006

Pricing Supplement No. 12 to the Prospectus dated December 21, 2005 and the
Prospectus Supplement dated December 21, 2005

US$
Royal Bank of Canada
Senior Global Medium-Term Notes, Series B
Redeemable Floating Rate Notes due April •, 2008 (Linked to the Consumer Price Index)

Issuer:	Royal Bank of Canada ("Royal Bank")
Issue Date:	April •, 2006
Maturity Date and Term:	April •, 2008 (resulting in a term to maturity of two years)
Denomination:	US$1,000 and integral multiples of US$1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).
Interest Payment Dates:	Interest payments shall be made monthly in arrears on the • of each month, commencing May •, 2006 to and including the maturity date.
Coupon Period:	The coupon period shall be each period from and including an interest payment date (or, for the first coupon period, April •, 2006) to but not including the next interest payment date.
Reset Dates:	The reset dates are two business days prior to the start of each applicable coupon period.
Interest Payments:	For each coupon period, the interest payment will be calculated as follows:

Coupon	x	(number of days in the coupon period)	x	principal amount
360

where, the number of days will be calculated on the basis of a year of 360 days with 12 months of 30 days each.
Coupon:	The interest rate, 1.65%, as adjusted by the CPI Rate Adjustment. Subject to a minimum coupon of 0.00%.
CPI Rate Adjustment:	The CPI Rate Adjustment is the following (expressed as a percentage):

CPIt – CPIt−12
CPIt−12

where,
CPIt = CPI two months prior to the calendar month of the applicable reset date, which we refer to as the "Reference Month" CPIt–12 = CPI twelve months prior to the applicable Reference Month
However, a CPI Rate Adjustment cannot be less than −1.65%.
Consumer Price Index:	The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS"), as published on Bloomberg CPURNSA or any successor service.
Payment at Maturity:	Principal amount of the Notes, plus any accrued and unpaid interest.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We May Offer—Ownership and Book-Entry Issuance" in the accompanying prospectus).
CUSIP Number:	78008EAY3
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Calculation Agent:	JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-1 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Royal Bank
Per Note	100.00%	%	%
Total	US$	US$	US$

RBC Capital Markets Corporation

Pricing Supplement dated April     , 2006

TABLE OF CONTENTS

Pricing Supplement
Risk Factors	P-1
Specific Terms of the Notes	P-4
Use of Proceeds and Hedging	P-9
Supplemental Tax Considerations	P-10
Supplemental Plan of Distribution	P-12
Documents Filed as Part of the Registration Statement	P-12

Prospectus Supplement
About This Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-4
Description of the Notes We May Offer	S-5
Certain Income Tax Consequences	S-22
Supplemental Plan of Distribution	S-34
Documents Filed as Part of the Registration Statement	S-39

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	2
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	4
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	5
Capitalization and Indebtedness	6
Description of Securities We May Offer	6
The Trustee	22
Tax Consequences	22
Plan of Distribution	22
Benefits Plan Investor Considerations	24
Validity of Securities	25
Experts	25
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	25
Documents Filed as Part of the Registration Statement	26

i

RISK FACTORS

The Redeemable Floating Rate Notes due April •, 2008 (Linked to the Consumer Price Index) (the "Notes") are medium-term notes issued by Royal Bank offering interest, payable monthly in arrears at a rate per annum of 1.65%, as adjusted by the year over year change in the CPI (calculated as described herein), and full principal protection at maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

The Notes are subject to special considerations. An investment in the Notes entails risks that are not associated with an investment in conventional floating rate or fixed rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their financial and legal advisers, of the suitability of the Notes in light of their particular financial circumstances. We urge you to carefully read the following risk factors, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement.

The Coupon on the Notes May Be Less Than 1.65% and, in Some Cases, Could Be Zero.

Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month over the term of the Notes. Investors in the Notes will receive an interest payment for the applicable coupon period equal to 1.65%, as adjusted by the year over year change in the CPI, whether positive or negative (calculated as described herein). If the CPI neither increases nor decreases during a relevant measurement period, which is likely to occur when there is little or no inflation or deflation, holders of the Notes will receive interest payments for that coupon period equal to 1.65%. In the event of a year over year decrease in the CPI, such as in periods of deflation, an investor in the Notes will receive an interest payment for the applicable coupon period that is less than 1.65% (but not less than 0%). If the CPI for the same month in successive years declines by an amount equal to or greater than 1.65%, which is likely to occur when there is significant deflation, investors in the Notes will not receive an interest payment with respect to that coupon period.

Floating Rate Notes Present Different Investment Considerations Than Fixed Rate Notes or Similar Floating Rate Securities.

The rate of interest paid by us on the Notes for each coupon period will be equal to 1.65%, as adjusted by the CPI Rate Adjustment, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

The CPI Itself and the Way the Bureau of Labor Statistics of the U.S. Department of Labor, or BLS, Calculates the CPI May Change in the Future.

There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest paid with respect to the Notes. Accordingly, the amount of interest payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the Notes, as described herein, and that substitution may adversely affect the value of the Notes.

The Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

There May Not Be an Active Trading Market in the Notes—Sales in the Secondary Market May Result in Significant Losses.

You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network.

RBC Capital Markets Corporation currently intends to make a market for the Notes, and other affiliates of Royal Bank may also make such a market, although neither RBC Capital Markets Corporation nor any other affiliate is required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Because we do not expect that other market-makers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC Capital Markets Corporation or any other affiliate of Royal Bank is willing to buy the Notes. If at any time RBC Capital Markets Corporation or any other affiliate of Royal Bank does not act as a market-maker, it is likely that there would be little or no secondary market for the Notes.

If you are able to sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, even in cases where the CPI Rate Adjustment has appreciated since the issue date. As a result you may suffer substantial losses.

Prior to Maturity, the Market Value of the Notes May Be Influenced by Unpredictable Factors.

Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the level of the CPI on any day will affect the market value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to changes in the level of the CPI. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility in the CPI;

•	the time to maturity of the Notes;

•	interest and yield rates in the market, and the volatility of those rates;

•	economic, financial, political, regulatory or judicial events that affect consumer prices generally; and

•	the creditworthiness of Royal Bank.

Factors that may affect the CPI include:

•	general economic, financial, political or regulatory conditions;

•	fluctuations in the prices of various consumer goods and energy resources; and

•	inflation and expectations concerning inflation.

The Inclusion in the Original Issue Price of Each Agent's Commission and the Cost of Hedging Our Obligations Under the Notes Through One or More of Our Affiliates Is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment at maturity will be based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which which RBC Capital Markets Corporation or any other affiliate of Royal Bank will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by one or more of our affiliates as a result of such compensation or other transaction costs.

The Tax Treatment of the Notes Are Uncertain.

Aspects of the tax treatment of the Notes are uncertain. The conclusion described below under "Supplemental Tax Considerations" that the Notes will be treated as variable rate notes for United States federal income tax purposes relies on the factual assumption that it is not reasonably expected as of the issue date for the Notes that the average value of the coupon on the Notes during the first half of the Notes' term will be (i) significantly less than the average value of the coupon on the Notes during the final half of the Notes' term ("significant back-loading") or (ii) significantly greater than the average value of the coupon on the Notes during the final half of the Notes' term ("significant front-loading"). If, however, the Internal Revenue Service were to determine that it was reasonably expected as of the issue date for the Notes that there would be "significant front-loading" or "significant back-loading" of interest on the Notes, it is likely that the Notes would be subject to the special tax rules governing contingent debt instruments. See "Supplemental Tax Considerations" in this pricing supplement.

We do not plan to request a ruling from the U.S. Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the U.S. Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section entitled "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

SPECIFIC TERMS OF THE NOTES

In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer—Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer— Ownership and Book-Entry Issuance" in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series B" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Denomination

We will offer the Notes in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Interest Payment Dates

Interest payments shall be made monthly in arrears on the • of each month, commencing May •, 2006 to and including the maturity date.

Coupon Period

The coupon period shall be each period from and including an interest payment date (or, for the first coupon period, April •, 2006) to but not including the next interest payment date.

Reset Dates

The reset dates shall be two business days prior to the start of each applicable coupon period.

Interest Payments

For each coupon period, the interest payment will be calculated as follows:

Coupon	x	(number of days in the coupon period)	x	principal amount
360

where, the number of days will be calculated on the basis of a year of 360 days with 12 months of 30 days each.

For each coupon period, the coupon will be 1.65%, as adjusted by the CPI Rate Adjustment, subject to a minimum coupon of 0.00%.

The CPI Rate Adjustment is the following (expressed as a percentage):

CPIt – CPIt−12

CPIt−12

where,

CPIt = CPI two months prior to the calendar month of the applicable reset date, which we refer to as the "Reference Month"

CPIt–12 = CPI twelve months prior to the applicable Reference Month

However, a CPI Rate Adjustment cannot be less than −1.65%.

All calculations with respect to the CPI Rate Adjustment will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the interest payment per US$1,000 principal amount Note on each interest payment date and at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Example #1—The first coupon in May is calculated as follows:

1.65%	+	CPIFeb 06 – CPIFeb 05	=	5.2475%

CPIFeb 05

where,

Interest Payment Date = May •, 2006

Coupon Period = Period from and including April •, 2006 to but not including May •, 2006

Reset Date = April •, 2006

Reference Month = February

Example #2—The second coupon in June is calculated as follows:

1.65%	+	CPIMar 06 – CPIMar 05	=	•%

CPIMar 05

where,

Interest Payment Date = June •, 2006

Coupon Period = Period from and including May •, 2006 to but not including June •, 2006

Reset Date = May •, 2006

Reference Month = March

Payment at Maturity

On the maturity date the holder will receive the principal amount of their Notes, plus any accrued and unpaid interest. The principal amount of the Notes is not indexed to the CPI or otherwise.

The Consumer Price Index

The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS") and published on Bloomberg CPURNSA or any successor source. The CPI is also reported by the Treasury Department on their website at www.publicdebt.treas. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. The base reference period for these Notes is the 1982–1984 average. We have derived all information contained in this pricing supplement regarding the CPI, including, without limitation, its make-up and method of calculation, from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information.

If by 3:00 p.m., New York City time, on any reset date, the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable reset date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any reset date to determine the coupon on the Notes is subsequently revised by the BLS, the coupon determined on such reset date will not be revised.

If the CPI is rebased to a different year or period and the 1982–1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982–1984 reference period as long as the 1982–1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the successor index will be that chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846–874 (January 6, 1997) or, if no such securities are outstanding, the successor index will be determined by the calculation agent acting in a commercially reasonable manner.

The graph below sets forth the historical levels of the CPI as reported by the BLS for the period from February 1999 to March 2006. Also provided below are the hypothetical coupons for the period from April 2000 to May 2006 that would have resulted from the historical levels of the CPI presented below, assuming a spread of 1.65%. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

Source: Bloomberg Financial Markets

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity (or upon redemption) will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City or Toronto, Canada, are authorized or obligated by law or executive order to close.

Following Business Day, Unadjusted

If any interest payment date or the day the principal amount becomes due and payable shall be a day that is not a business day, the payment shall be postponed to the first following day that is a business day and no interest shall be paid in respect of the delay.

Role of Calculation Agent

JPMorgan Chase Bank, National Association will act as the calculation agent. The calculation agent will determine, among other things, the CPI Rate Adjustment, the applicable coupon for each coupon period, the interest payment dates and whether a day is a business day. In addition, the calculation agent will determine whether, if the CPI is not published on Bloomberg CPURNSA, a successor source is available, whether the CPI has been discontinued or substantially altered, and if the CPI has been discontinued or substantially altered, the successor index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent. We may appoint a different calculation agent from time to time without your consent and without notifying you.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in connection with transactions intended to hedge our obligations under the Notes. The original issue price of the Notes includes the agent's commission paid with respect to the Notes which commission includes the reimbursement of certain issuance costs and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

In anticipation of the sale of the Notes, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the Notes by taking positions in instruments whose value is derived from the CPI. From time to time, prior to maturity of the Notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in instruments whose value is derived from the CPI. Although we have no reason to believe that any of these activities will have a material impact on the CPI or the value of the Notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No Note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The discussion below supplements the discussion under "Certain Income Tax Consequences— Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

The Notes will be treated as variable rate notes that provide for stated interest at a single objective rate subject to the rules applicable to such instruments as described in the accompanying prospectus supplement under "Certain Income Tax Consequences—Certain United States Federal Income Tax Consequences—Original Issue Discount—Variable Rate Notes". This opinion is based on the factual assumption that it is not reasonably expected as of the issue date for the Notes that the average value of the coupon on the Notes during the first half of the Notes' term will be (i) significantly less than the average value of the coupon on the Notes during the final half of the Notes' term ("significant back-loading") or (ii) significantly greater than the average value of the coupon on the Notes during the final half of the Notes' term ("significant front-loading"), which is the position that Royal Bank intends to take.

If the Notes are treated as variable rate notes, you will generally include interest with respect to your Notes as ordinary income in accordance with your method of accounting for United States federal income tax purposes. You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Notes. In general, if you are an initial purchaser of the Notes, your adjusted basis in your Notes will equal the amount you paid for your Notes, and any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be capital gain or loss, except to the extent attributable to accrued but unpaid interest. If you are a secondary purchaser of the Notes and the amount you pay for the Notes is at a discount from, or is in excess of, the principal amount of the Notes, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under "Certain Income Tax Consequences—Certain United States Federal Income Tax Consequences—Market Discount" and "—Notes Purchased at a Premium". Capital gain of a noncorporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Alternative Treatments.    If it is reasonably expected as of the issue date for the Notes that there will be "significant front-loading" or "significant back-loading" of interest on the Notes, it is likely that the Notes would be treated for United States federal income tax purposes as debt instruments subject to the special tax rules governing contingent debt instruments. You should consult with your tax advisor about the United States federal income tax consequences of such treatment.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences— Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of •%. If you purchase less than US$1,000,000 aggregate principal amount of the Notes in any single transaction during the initial public offering, the original public offering price for the Notes you purchase will be 100.00% of the principal amount. If you purchase US$1,000,000 or more aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes you purchase will be •% of the principal amount. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 5.00% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter, and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

EXHIBIT

Auditors’ Consent

We refer to the Preliminary Pricing Supplement No. 12 of Royal Bank of Canada (the "Bank") dated March 28, 2006 relating to the offering of US$              Senior Global Medium-Term Notes, Series B, Redeemable Floating Rate Notes due April •, 2008 (Linked to the Consumer Price Index), to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.

(signed) ‘‘Deloitte & Touche LLP’’
Chartered Accountants

Toronto, Canada
March 28, 2006

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$

Royal Bank of Canada

Senior Global Medium-Term Notes, Series B
Redeemable Floating Rate Notes due April •, 2008
(Linked to the Consumer Price Index)

April     , 2006